ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 1, 2011

Enerplus to Present at the Barclays Capital CEO Energy-Power Conference

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to advise that Mr. Gordon J. Kerr, President and Chief Executive Officer, will provide an update on Enerplus' activities via a presentation at the Barclays Capital CEO Energy-Power Conference in New York, New York on Thursday, September 8, 2011 at 3:45 pm ET (1:45 pm MT). Investors are invited to watch a live webcast of the presentation at:

http://cc.talkpoint.com/barc002/090611a_lp/?entity=105_OPM6HBU

For further information on Enerplus, including electronic copies of our financial statements, news releases, and other public information, visit our website at www.enerplus.com.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

- 30 -

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation